SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

SBS BROADCASTING ELECTS TO REPURCHASE 856,494

SBS COMMON SHARES USED IN 2003 TO ACQUIRE

NORWEGIAN AND DANISH RADIO STATIONS

LUXEMBOURG, August 30, 2004 — SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it will repurchase for €18.6 million in cash, the SBS common shares used in September 2003 to acquire Radio 1 Norge AS in Norway and Radio 2 AS in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. (NYSE:CCU) and Norsk Aller AS.  As a result of the cash payment, SBS will repurchase all 856,494 SBS common shares that were delivered to the sellers in September 2003 that they were otherwise entitled to sell.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS, said, “With the Company’s strong operating performance and with over €150 million in cash on a consolidated basis, we believe that repurchasing SBS common shares at current share prices is an efficient way to increase shareholder value.”

Under the 2003 agreements with the sellers, had SBS not exercised its right to repurchase the shares, the sellers would have been entitled to sell them in SEC-registered transactions over a six-month period starting in September 2004 until the sellers had received proceeds equal to the purchase price of €17.5 million plus 6% interest p.a., which currently amounts to €18.6 million, with any unsold shares to be returned to SBS.

At the most recent annual general meeting of the Company’s shareholders on December 5, 2003, the shareholders authorized the Company to repurchase up to 10% of its subscribed capital (2.95 million common shares) at a maximum price of €40 per common share in open market or in privately negotiated transactions to be effected as directed by the Company’s Board of Directors. The authorization is valid until July 4, 2005.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that the repurchased shares may be used in connection with the Company’s share incentive plans or for other corporate purposes. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20-F for the year ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:

Press:

Michael Smargiassi/Jon Lesko

Jeff Pryor

Catriona Cockburn

Brainerd Communicators

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667	Tel: +1 818-382-2233	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 30, 2004

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer